

FOR: GOTTSCHALKS INC.

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish
(212) 850-5651

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON THURSDAY, MARCH 8TH AT 1:05 P.M. P.S.T.

GOTTSCHALKS REPORTS FOURTH QUARTER
FISCAL 2006 FINANCIAL RESULTS

FRESNO, CA – March 8, 2007 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the fourth quarter and fiscal year ended February 3, 2007. Net income for the fourth quarter was $8.9 million, or $0.64 per diluted share, compared to net income of $8.6 million, or $0.62 per diluted share, for the fourth quarter of fiscal 2005. Net income for the fourth quarter of 2006 included a pre-tax charge of $114,000, or $0.01 per diluted share, relating to the expensing of stock-based compensation.

Net income for fiscal 2006 was $2.6 million, or $0.19 per diluted share, compared to net income of $5.2 million, or $0.38 per diluted share, in fiscal 2005. Net income for fiscal 2006 includes a pre-tax charge of $810,000, or $0.04 per diluted share, relating to the expensing of stock-based compensation. Gottschalks' 2006 fiscal year consisted of 53 weeks as compared to its 2005 fiscal year, which consisted of 52 weeks. Accordingly, fourth quarter and total year net income and sales include an additional week compared to the prior year.

As previously reported, total sales for the 14-week fiscal quarter increased 3.6% to $238.1 million from $229.9 million for the 13-week fourth quarter of fiscal 2005. Total sales for the fourth quarter excluding the additional week decreased 0.2% to $229.5 million. Same store sales for the comparable 13-week period increased 0.8% from the fourth quarter of fiscal 2005.

Total sales for the 53-week fiscal year 2006 increased 1.0% to $683.9 million from $676.9 million for the 52-week fiscal year 2005. Total sales for fiscal 2006 excluding the additional week decreased 0.3% to $675.2 million. Same store sales for the comparable 52-week fiscal year period increased 0.6% from fiscal 2005.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Our performance in the fourth quarter was not as strong as we had hoped. Our top line reflected continued challenges in our home store merchandise, while our gross margin was impacted by a generally more promotional environment experienced during the holiday season. In addition, we absorbed higher than planned professional fees as a result of our exploration of strategic alternatives. Despite the challenges we experienced during the fourth quarter, we continued to generate solid results in our key merchandise categories and we ended the year having made progress in our key long-term strategic initiatives."

Commenting on the Company's outlook, Mr. Famalette stated, "In the coming year, we will focus on a number of strategic initiatives designed to increase sales, improve our operating performance and position the Company for long-term growth. First, we are continuing to reposition our merchandise mix with increased emphasis on our soft line merchandise categories. The stores where we have completed re-fixturing in our accessories, shoes and cosmetics departments have generally shown significantly higher sales growth in those departments than in our other locations and we plan to continue to roll out upgrades in additional stores in 2007. The performance of our home store merchandise also remains a priority. Complementing the changes we are making in our home store merchandise and marketing this year, we are pursuing plans to increase square footage for soft lines and reduce space allotted to the home store departments throughout most of the chain.

"At the same time, we will continue to direct efforts towards other key initiatives in 2007. Importantly, we plan to increase the penetration and percentage of sales resulting from our charge card and subsequently grow net credit revenues through the new agreement with HSBC. We are also introducing a new Company branding and marketing campaign to build on enhancements in our merchandising strategies. In addition, we expect to further improve inventory management as well as complete the implementation of critical information technology projects, such as our Point-of-Sale system, pin pad signature capture and return authorization which are designed to enhance our operations and better serve our customers. Finally, while our planned new stores are expected to open in 2008, we will maintain our store remodeling program in 2007 with two major remodels. We currently anticipate achieving a comparable store sales increase in the range of 1% to 1.5% for the full fiscal year. We remain confident in our ability to grow profitably in the future."

As previously announced, Gottschalks has formed a special strategic committee to identify and evaluate various strategic alternatives to maximize shareholder value. There can be no assurance that any review of strategic alternatives will result in a change in the current business plan of the Company or any transaction being authorized or consummated. The Company does not currently intend to disclose developments or provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration, unless and until the Board of Directors has approved a specific transaction.

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for selected closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

Pro Forma Financial Information

	Fourth Quarter Ended		Fiscal Year Ended	
	February 3, 2007	January 28, 2006	February 3, 2007	January 28, 2006
Sales				
Continuing operations	$238,147	$226,409	$680,966	$665,460
Discontinued operations	0	3,476	2,921	11,480
Total	$238,147	$229,885	$683,887	$676,940
Gross Margin				
Continuing operations	78,910	76,587	234,347	231,073
Discontinued operations	0	1,236	500	4,038
Total	$78,910	$77,823	$234,847	$235,111
Selling, general and administrative expenses				
Continuing operations	60,623	59,992	212,415	206,756
Discontinued operations	0	1,178	1,533	5,235
Total	$60,623	$61,170	$213,948	$211,991
Net income (loss)				
Continuing operations	8,872	8,421	3,441	6,143
Discontinued operations	0	131	(792)	(943)
Total	$8,872	$8,552	$2,649	$5,200

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the fourth quarter and full year of fiscal 2006. To access the call, dial 800-905-0392 to listen to the call on the day of the event. The Conference ID is Gottschalks. If you are unable to participate in the call, a replay will be made available through March 15, 2007. To access this service, please dial 800-388-9064. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 60 department stores and 5 specialty apparel stores in six western states, including California (38), Washington (8), Alaska (6), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
CONDENSED INCOME STATEMENTS
(In thousands, except share data)
(unaudited)

	Fourth Quarter Ended		Fiscal Year Ended	
	February 3, 2007	January 28, 2006	February 3, 2007	January 28, 2006
Net sales	$238,147	$226,409	$680,966	$665,460
Net credit revenues	853	899	3,087	3,084
Net leased department revenues	1,417	1,472	3,428	3,506
Total revenues	240,417	228,780	687,481	672,050
Costs and expenses:				
Cost of sales	159,237	149,822	446,619	434,387
Selling, general and administrative expenses	60,623	59,992	212,415	206,756
Gain on sale of aircraft	0	0	(946)	0
Depreciation and amortization	4,021	3,520	15,276	13,242
New store opening costs	0	0	376	688
Total costs and expenses	223,881	213,334	673,740	655,073
Operating income	16,536	15,446	13,741	16,977
Other (income) expense:				
Interest expense	2,668	2,737	10,058	9,242
Miscellaneous income	(322)	(243)	(1,389)	(1,515)
	2,346	2,494	8,669	7,727
Income before income taxes	14,190	12,952	5,072	9,250
Income tax expense	5,318	4,531	1,631	3,107
Income from continuing operations	8,872	8,421	3,441	6,143
Discontinued operations:				
Loss from operation of closed stores	0	(14)	(1,102)	(1,609)
Gain (loss) on store closures	0	212	(98)	180
Income tax (expense) benefit	0	(67)	408	486
Income (loss) from discontinued operations	0	131	(792)	(943)
Net income	8,872	8,552	2,649	5,200
Net income (loss) per common share:				
Basic				
Income from continuing operations	$0.66	$0.63	$0.26	$0.46
Income (loss) from discontinued operations	$0.00	$0.01	($0.06)	($0.07)
Net income per common share	$0.66	$0.64	$0.20	$0.39
Diluted				
Income from continuing operations	$0.64	$0.61	$0.25	$0.45
Income (loss) from discontinued operations	$0.00	$0.01	($0.06)	($0.07)
Net income per common share	$0.64	$0.62	$0.19	$0.38
Weighted average # of common shares outstanding:				
Basic	13,514	13,336	13,428	13,245
Diluted	13,885	13,771	13,758	13,797

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	February 3, 2007	January 28, 2006
ASSETS		
CURRENT ASSETS:		
Cash	$6,051	$5,368
Receivables - net	8,198	7,284
Merchandise inventories	168,702	159,986
Other	19,207	15,534
Total current assets	202,158	188,172
PROPERTY AND EQUIPMENT - net	134,696	133,545
OTHER LONG-TERM ASSETS	12,998	13,305
	$349,852	$335,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable and other current liabilities	$82,895	$88,472
Current portion of long-term obligations	1,676	2,770
Total current liabilities	84,571	91,242
REVOLVING LINE OF CREDIT	83,762	47,935
LONG-TERM OBLIGATIONS (less current portion)	13,592	28,971
DEFERRED INCOME TAXES AND OTHER	24,155	26,790
SUBORDINATED NOTE PAYABLE TO AFFILIATE	19,180	20,180
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY	124,592	119,904
	$349,852	$335,022

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